Form C

Cover Page

Name of issuer:

Dividends Capital, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

1/30/2026

Physical address of issuer:

2003 Wakefield Lake Drive
St. Louis, MO 63038

Website of issuer:

https://dividendscapital.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other
  - **Describe the security offered:**
    SAFE + Revenue Share

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$2,000,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,000.00	$0.00
Cash & Cash Equivalents:	$5,000.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$3,910.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,910.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Dividends Capital, Inc.

COMPANY ELIGIBILITY

2. ☑ **Check this box to certify that all of the following statements are true for the issuer.**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Michael Swigunski	Founder & CEO	Dividends Capital	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.
ⓘ

Officer	Positions Held	Year Joined
Michael Swigunski	CEO	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.
ⓘ

Name of Holder	% of Voting Power Prior to Offering
Michael Swigunski	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer. ⓘ

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky: ⓘ

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Dividends Capital, Inc. was incorporated in January 2026 and has minimal operating history upon which investors can evaluate our business model, prospects, or ability to execute our strategy. We currently have only one employee and our product is not yet fully launched, with only a waitlist available to prospective investors. We have not yet completed any business acquisitions through our investment platform, have not established any DVNDS funds, and have not made any dividend distributions to investors. Our business model of acquiring profitable private businesses and distributing returns to investors through dedicated investment vehicles remains unproven and untested in actual market conditions. The lack of operating history makes it extremely difficult to evaluate whether we can successfully identify, acquire, integrate, and operate businesses profitably, or whether we can achieve the targeted distribution yields we have described. Investors must rely primarily on our business plan and management's projections rather than demonstrated performance, which significantly increases the risk of investment loss.

Our company currently has only one employee, and our success is entirely dependent on the continued services, skills, and efforts of our founder. Our founder is responsible for all aspects of our business including deal sourcing, acquisition execution, operational management, investor relations, regulatory compliance, and strategic direction. The loss of our founder due to death, disability, resignation, or any other reason would have a severe adverse effect on our business and could result in the failure of the company. We do not maintain key person life insurance on our founder. Additionally, as we attempt to grow, we will need to attract, hire, and retain additional qualified personnel including investment professionals, operations managers, compliance staff, and administrative personnel. There can be no assurance that we will be successful in recruiting the talent necessary to execute our business plan, particularly given our early stage, limited resources, and the competitive market for experienced professionals in private equity and investment management. Our inability to build an adequate team would prevent us from scaling our operations and achieving our business objectives.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Part of our platform's business model requires us to repeatedly identify attractive acquisition targets, conduct thorough due diligence, negotiate and close transactions, and then successfully operate and improve the acquired businesses. Each acquisition involves significant risks including the possibility of undisclosed liabilities, integration challenges, loss of key employees or customers of the acquired business, failure to achieve anticipated operational improvements, and unforeseen costs. Private businesses typically have less formal financial controls, reporting systems, and governance structures than public companies, which increases the difficulty of due diligence and the risk of post-acquisition surprises. We may acquire businesses in industries where we have limited experience or expertise, which could impair our ability to effectively manage operations and improve performance. Additionally, we will be managing a portfolio of multiple businesses simultaneously, which requires substantial operational bandwidth, management expertise, and financial resources. If we make poor acquisition decisions, overpay for businesses, fail to identify material problems during due diligence, or cannot successfully improve the operations of acquired companies, our financial performance will suffer and we may be unable to generate the cash flows necessary to make distributions to investors.

We have not generated any revenue to date and have no history of profitability. As an early-stage company, we expect to incur significant operating losses as we develop our platform, build our team, source and complete acquisitions, and establish our investment funds. Our ability to achieve profitability will depend on numerous factors including our success in acquiring businesses at attractive valuations, improving the operations and cash flows of acquired businesses, managing operating expenses, and scaling our platform efficiently. Even if we successfully acquire businesses that generate positive cash flow, we intend to distribute a substantial portion of profits to investors, which will limit our ability to retain earnings for reinvestment and growth. There is no assurance that we will ever achieve profitability at the parent company level or generate sufficient cash flow to sustain our operations and planned distributions. If we cannot achieve and maintain profitability, we may be unable to continue operations and investors may lose their entire investment.

The market for alternative investments and private equity access platforms is evolving, and there is no assurance that retail or accredited investors will find our approach attractive compared to traditional investment options or competing platforms. Investors may be hesitant to commit capital to an unproven platform with no track record of acquisitions or distributions, particularly given the illiquid nature of the investments and the risks associated with private company ownership. Our ability to attract investors may be limited by regulatory restrictions on who can invest, investor skepticism about our ability to achieve stated return targets, competition from other investment opportunities, and general market conditions. If we are unable to raise sufficient capital from investors, we will not have the assets under management necessary to acquire businesses at scale, generate management fees or carried interest, or build a sustainable business. This would prevent us from executing our business plan and could result in the failure of the company.

As the manager of investment funds that will hold investor capital, we will owe fiduciary duties to our investors and will be held to high standards of care, loyalty, and disclosure. We will be responsible for making investment decisions, managing acquired businesses, allocating expenses, determining distributions, and handling numerous other matters that affect investor returns. Any actual or perceived conflicts of interest, self-dealing, mismanagement, or breach of fiduciary duty could result in investor complaints, regulatory investigations, and litigation. We may face claims that we made poor acquisition decisions, overpaid for businesses, mismanaged operations, improperly allocated expenses between the management company and investment funds, or failed to adequately disclose risks or conflicts. Defending against such claims would be costly and time-consuming, could result in significant monetary damages or settlements, and would harm our reputation and ability to attract future investors. Additionally, regulatory authorities including the SEC and state securities regulators have broad authority to examine our operations, require changes to our practices, and bring enforcement actions for violations of securities laws or fiduciary duties. The risk of regulatory scrutiny is heightened given our early stage, limited resources, and lack of established compliance infrastructure.

Our business will involve collecting, storing, and processing sensitive personal and financial information about investors, including names, addresses, social security numbers, bank account information, investment amounts, and accreditation status. We will also maintain confidential business information about acquired companies, acquisition targets, and our investment strategies. This information will be stored in digital systems and transmitted electronically, making it vulnerable to cybersecurity threats including hacking, phishing, malware, ransomware, and other cyberattacks. As an early-stage company with limited resources and only one employee, we may lack the sophisticated cybersecurity infrastructure, monitoring systems, and incident response capabilities that larger, more established firms maintain. A successful cyberattack or data breach could result in unauthorized access to or disclosure of sensitive information, theft of investor funds, operational disruptions, and loss of investor confidence. We would also face potential liability under federal and state data privacy laws including regulations promulgated by the SEC, state data breach notification laws, and consumer protection statutes. A significant cybersecurity incident could result in regulatory investigations, fines, investor lawsuits, reputational damage, and loss of business, any of which could materially harm our financial condition and prospects.

In this offering structure, the founder of Dividends Capital, Inc. has designated themselves as the lead investor who will sign documents and make decisions on behalf of all crowdfunding investors in the special purpose vehicle (SPV). This arrangement creates a fundamental and unavoidable conflict of interest because the founder simultaneously represents the interests of the company (as its founder and sole employee) and the interests of investors (as the lead investor and SPV representative). These interests will not always align and may often be directly adverse. For example, the founder may have incentives to raise capital at higher valuations that benefit the company but dilute investors, to retain earnings for company growth rather than making distributions to investors, to prioritize management compensation over investor returns, or to pursue exit strategies that benefit founders and employees but provide limited returns to investors. The founder will also have access to material non-public information about the company's financial condition, business prospects, and strategic plans that other investors do not have, creating an information asymmetry that could be used to the founder's advantage. Unlike typical investment structures where investors have independent representation or can collectively organize to protect their interests, crowdfunding investors in this offering will have no independent advocate and no practical ability to challenge decisions made by the founder in their capacity as lead investor. This conflict of interest significantly increases the risk that investor interests will be subordinated to the founder's interests, and investors will have limited recourse if they believe the founder has made decisions that harm their investment.

The securities being offered have not been registered under the Securities Act of 1933 and are subject to significant restrictions on transfer. There is no public market for these securities and none is expected to develop in the foreseeable future. You will be required to hold your investment for an indefinite period and should be prepared to bear the economic risk of your investment for the entire life of the company. Even after any applicable holding period expires, you will only be able to sell your securities if you can find a willing buyer and if the transfer qualifies for an exemption from registration or the securities are registered. The company has no obligation to register the securities or to assist you in finding a buyer. Given the early stage nature of the company, the complexity of the hybrid security structure, and the lack of financial track record, it is unlikely that you will be able to find a buyer for your securities at any price. The illiquid nature of this investment means that you will not be able to access your invested capital in the event of personal financial need, emergency, or change in investment objectives. You should only invest funds that you can afford to lose completely and do not need for other purposes.

As a company that intends to establish and manage investment funds and offer securities to investors, we are subject to extensive federal and state securities laws and regulations. We must comply with registration requirements, disclosure obligations, anti-fraud provisions, and investor protection rules under the Securities Act of 1933, the Securities Exchange Act of 1934, and state securities laws. Depending on how we structure our investment vehicles, we may be subject to regulation under the Investment Company Act of 1940 or the Investment Advisers Act of 1940, which impose additional registration, reporting, operational, and fiduciary requirements. We must also comply with regulations governing crowdfunding offerings, including Regulation Crowdfunding or Regulation A, which impose limits on offering amounts, investor eligibility, disclosure requirements, and ongoing reporting obligations. Compliance with these complex and evolving regulations requires significant time, expertise, and financial resources. We may need to engage legal counsel, compliance consultants, and other professionals to ensure compliance, which will increase our operating costs. Any failure to comply with applicable securities laws could result in regulatory enforcement actions, fines, penalties, investor lawsuits, reputational damage, and restrictions on our ability to raise capital or operate our business. Changes in securities regulations or interpretations by regulatory authorities could also require us to modify our business model or cease certain activities, which could materially harm our business and prospects.

The securities being offered in this offering are a combination of a Simple Agreement for Future Equity (SAFE) and a revenue sharing arrangement, which is a complex hybrid structure that combines elements of both equity and debt-like instruments. Under the SAFE component, investors will have the right to receive equity in the company upon certain triggering events such as a future priced equity financing or liquidity event, subject to a valuation cap and discount. However, there is no guarantee that a triggering event will occur, and if the company does not raise additional capital or achieve a liquidity event, the SAFE may never convert to equity and investors may never receive any ownership interest in the company. Under the revenue share component, investors will receive a percentage of company revenues until a specified cap is reached, but these payments are contingent on the company generating revenue and having sufficient cash flow to make distributions. If the company does not generate significant revenue or experiences cash flow difficulties, revenue share payments may be delayed, reduced, or never made. The hybrid nature of this security makes it difficult to value, creates uncertainty about investor rights and returns, and may result in unfavorable tax treatment. Investors may find that they have neither the upside potential of pure equity nor the downside protection and predictability of debt. The complexity of this structure also increases the risk of disputes about interpretation, payment obligations, and conversion terms.

As a holder of SAFEs with revenue sharing rights, you will have no voting rights, no ability to influence company decisions, and no control over how the company is managed or operated. The company's management will have complete discretion over all business decisions including which businesses to acquire, how to operate them, how to allocate capital, whether and when to raise additional financing, whether and when to pursue a sale or liquidity event, and all other strategic and operational matters. Management will be able to make decisions that benefit themselves or the company at the expense of investors, and you will have no ability to prevent or challenge such decisions. Additionally, as a Regulation Crowdfunding investor, you will have limited information rights compared to investors in registered offerings or traditional private placements. While the company will be required to file annual reports with the SEC, these reports will contain less detailed financial and operational information than public company filings, and you will not have the right to inspect books and records, attend board meetings, or receive detailed financial updates. Your lack of control and limited information rights mean that you will be entirely dependent on management's decisions and disclosures, with little ability to protect your interests or monitor your investment.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering? ⓘ

If we raise: $50,000

Use of Proceeds: At the $50,000 minimum, we could build and validate an early demo or MVP, but it would be extremely limited in functionality, speed, and scalability, and would rely heavily on contractors and lean execution. 7.9% Wefunder Fee

If we raise: $2,000,000

Use of Proceeds: At the full $2,000,000 target, we can build a fully functional, market-ready platform with stronger product depth, better infrastructure, tighter security, and a much more seamless user experience, while also hiring a more experienced core team across product, engineering, operations, and growth. In short, the minimum lets us prove the concept, while the maximum gives us the resources to build the real company behind it. 7.9% Wefunder Fee

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Investor Contracts.

Terms of the Revenue Share Agreement:

The company is issuing agreements to investors entitling them to repayment based on company revenues. Each investor's principal is the amount invested. The company will use 15% of its gross revenues (less client refunds, chargebacks, and any taxes collected on behalf of governmental authorities) to repay investors. These payments will be made quarterly, starting 180 days after the effective date of the agreement.

Each payment will be distributed pro rata among all investors based on the size of their investment. The company will continue making payments until each investor has received 1.5x their original investment, provided that the company may defer up to one quarterly payment with advance notice to investors (a "Permitted Deferral"). For Wefunder VIPs and investors up to the first $250,000.00 of the securities the company will continue making payments until each investor has received 1.75x their original investment.

The company may prepay all or part of the amounts due at any time. Prepayments must also be made pro rata to all investors.

In the event of default—including missed payments (except Permitted Deferrals), bankruptcy filing, or insolvency proceedings—all unpaid amounts become immediately due and payable.

Payments under this agreement are treated as loan repayments for tax and legal purposes, not as equity. Investors who receive more than their pro rata share must return the excess to be redistributed among all investors.

The agreement does not grant investors any voting rights, management rights, or equity ownership unless converted in connection with a future equity financing or liquidity event.

Terms of the SAFE:

We are offering a Simple Agreement for Future Equity (SAFE) that provides investors the right to receive Capital Shares in the Company, if and when the Company conducts an equity financing.

Conversion to Preferred Equity:

Equity Financing:

If the company conducts an Equity Financing (sale of Preferred Stokc at a fixed valuation), the SAFE will automatically convert into the greater of:

1. The number of Standard Preferred Stocks equal to the Purchase Amount divided by the lowest price per share offered to new investors; or

2. The number of SAFE Preferred Stock equal to the Purchase Amount divided by the "SAFE Price," based on a post-money valuation cap of $10,000,000 or $8,000,000 for the first $250k of investors/Wefunder VIP investors.

SAFE Preferred Stocks will have the same rights as Standard Preferred Stocks, except that price-based preferences (like liquidation or dividend preferences) are based on the SAFE conversion terms. SAFE Preferred Stocks carry no voting rights, unless otherwise required by law.

Liquidity Event:

If there is a Liquidity Event (such as a sale of the company or IPO), the SAFE entitles the investor to receive the greater of:

1. The Repayment Amount (1.5x the original investment, or 1.75x the original investment for the first $250,000 of investors/Wefunder VIP investors), or

2. The value of the number of Common Stocks equal to the Repayment Amount divided by the "Liquidity Price."

If the company needs to qualify the transaction as a tax-free reorganization, it may reduce the cash portion of the payout, as long as the total value received remains the same and the change is applied pro rata to all investors with equal priority.

In a liquidity or dissolution event, investor payouts are:

- Junior to outstanding debt and creditor claims,

- Equal in priority with other SAFE and Preferred Stockholders, and

- Senior to holders of Common Stocks.

Dissolution Event:

If the company dissolves, investors receive their Repayment Amount after Senior Preferred Holders are paid. If funds are insufficient, assets are distributed pro rata among SAFE holders based on unpaid Repayment Amounts.

Repurchase Option:

If the company expects to trigger SEC reporting due to too many stockholders, it may repurchase the SAFE at the greater of:

- The Repayment Amount, or

- The fair market value of the SAFE (as determined by an independent appraiser).

If an Equity Financing occurs within 3 months of repurchase and the SAFE would have been worth more, the company must pay the difference to the investor.

VIP Bonus: Dividends Capital, Inc. will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV: Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights: If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor: The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability: The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?


☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:
i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this
Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided
that with respect to clause (ii):
a. the Purchase Amount may not be amended, waived or modified in this manner,
b. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
c. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the
holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total
Purchase Amount of all of such applicable group of Safes.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to
the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's
offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the
securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a
   member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar
   circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the
seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse
or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes
adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

**17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding
securities or classes of securities of the issuer.**

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	10,000,000	9,000,000	☑

Class of Security	Total Pool	Issued	
Warrants	—		
Options	1,000,000	—	

Describe any other rights:

The company has not yet authorized preferred stock, which investors in the SAFE (if converted) will receive. Preferred stock has liquidation
preferences over common stock.

**18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security
identified above?**

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those
interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in
additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for
example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are
exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This
means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the
Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights
cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her
investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

**20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the
securities being offered?**

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor
disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change
these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop
in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities
issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may
make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote
to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities
the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the
Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

   unrelated third party valuations of our common stock;

   the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

   our results of operations, financial position and capital resources;

   current business conditions and projections;

   the lack of marketability of our common stock;

   the hiring of key personnel and the experience of our management;

   the introduction of new products;

   the risk inherent in the development and expansion of our products;

   our stage of development and material risks related to our business;

   the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

   industry trends and competitive environment;

   trends in consumer spending, including consumer confidence;

   overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

   the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $3,910.00
Outstanding principal plus interest: $3,910.00 as of 5/4/2026

Related party
Name: Michael Swigunski
Relationship: CEO

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
3/2026	Regulation D	Priced Round	$5,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

- [x] Yes
- [ ] No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Michael Swigunski
Amount Invested: $3,910.00
Transaction type: Loan
Outstanding principal plus interest: $3,910.00 as of —
Outstanding: Yes
Relationship: CEO

Name: Michael Swigunski
Amount Invested: $5,000.00
Transaction type: Priced Round
Issue date: 3/25/2026
Relationship: CEO
9,000,000 shares of Common Stock issued for total proceeds of $5,000 (par value $0.00001/share

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Acquires established, profitable private businesses and distributes a portion of net profits as recurring monthly or quarterly dividends to investors through dedicated investment vehicles; serves as a bridge between private equity and passive income opportunities.

We are an early-stage company and are currently operating at approximately break-even, with no material positive or negative cash flows from operations in recent periods. There can be no assurance that this break-even performance will continue in future periods.

As of April 27, 2026, we had cash and cash equivalents of approximately $5,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of March 31, 2026, our total assets were $5,000 and our current and non-current liabilities, as reflected in available financial statement fields, were $3,910.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of March 31, 2026, we had cash and cash equivalents of approximately $5,000.

Based on our current operations, we are operating at approximately break-even, with monthly net cash flow of approximately $0.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 loan and approximately $3,910 in aggregate principal obligations. The indebtedness consists of $3,910. The material terms of such indebtedness are described in Item 24 of this Form C

and include no stated interest rate, no stated maturity date.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, the founder has made capital contributions of $5,000.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to At the $50,000 minimum, we could build and validate an early demo or MVP, but it would be extremely limited in functionality, speed, and scalability, and would rely heavily on contractors and lean execution. At the full $2,000,000 target, we can build a fully functional,. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Michael Swigunski, certify that:

(1) the financial statements of Dividends Capital, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Dividends Capital, Inc. included in this Form reflects accurately the information reported on the tax return for Dividends Capital, Inc. filed for the most recently completed fiscal year.

Michael Swigunski

Michael Swigunski
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(?)

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   i. at the time of the filing of this offering statement bars the person from:

     A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

     B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

     C. engaging in savings association or credit union activities? ☐ Yes ☑ No

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

   ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

   iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

   ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: ⓘ

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

---

33. Once posted, the annual report may be found on the issuer's website at:

https://dividendscapital.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Dividends Capital Inc. - Early Bird SAFE + Rev Share
- SPV Subscription Agreement
- Dividends Capital Inc. - SAFE + Rev Share

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Michael Swigunski

Appendix E: Supporting Documents

- ttw_merged_comms

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts
- SPV Subscription Agreement - Early Bird
- Early Bird Dividends Capital Inc. - Early Bird SAFE + Rev Share
- SPV Subscription Agreement
- Dividends Capital Inc. - SAFE + Rev Share

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Michael Swigunski

Appendix E: Supporting Documents
- ttw_merged_comms

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Dividends Capital, Inc.

By

Michael Swigunski
_____
Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael Swigunski
_____
Founder & CEO
5/4/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.